EXHIBIT 99.1

Colliers International reports record quarterly and year-end results

Annual revenues in the Americas Region top $1 billion

Operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
	2016	2015	2016	2015

Revenues (millions)	$576.0	$556.1	$1,896.7	$1,722.0
Adjusted EBITDA (millions) (note 1)	90.4	79.1	203.1	181.3
Adjusted EPS (note 2)	1.22	1.06	2.44	2.29

GAAP operating earnings	76.1	65.0	146.2	80.4
GAAP EPS from continuing operations	1.14	0.92	1.75	0.59

TORONTO, Feb. 15, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today announced fourth quarter and annual operating and financial results for the year ended December 31, 2016. All amounts are in US dollars.

For the quarter ended December 31, 2016, revenues were $576.0 million, a 4% increase (5% in local currency) relative to the comparable prior year period and adjusted EBITDA was $90.4 million, up 14% (17% in local currency). Adjusted EPS was $1.22, up 15% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $76.1 million, relative to $65.0 million in the prior year period and GAAP EPS was $1.14 per share, up 24% from $0.92 per share in the prior year period. Similarly, fourth quarter GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

For the year ended December 31, 2016, revenues were $1.90 billion, a 10% increase (13% in local currency) relative to the comparable prior year period and adjusted EBITDA was $203.1 million, up 12% (15% in local currency). Adjusted EPS was $2.44, up 7% versus the prior year period. Full year adjusted EPS would have been approximately $0.07 higher excluding foreign exchange impacts. GAAP operating earnings were $146.2 million, relative to $80.4 million in the prior year period and GAAP EPS was $1.75 per share, compared to $0.59 per share in the prior year period. Similarly, year-to-date GAAP EPS would have been approximately $0.07 higher excluding changes in foreign exchange rates. Prior year GAAP operating earnings and GAAP EPS results included one-time charges related to the separation from FirstService Corporation completed on June 1, 2015.

“Colliers International reported record revenue and earnings in 2016 despite political uncertainty and more challenging market conditions than the prior year. With strong results and the momentum we have created so far this year including significant acquisitions in Northern California, Nevada and Denmark, we fully expect 2017 to be another step forward in achieving our ambitious growth plans,” said Jay S. Hennick, Chairman and Chief Executive Officer. “As one of the leading global players in commercial real estate, with a highly recognized global brand, ample financial capacity and a proven management team with a significant equity stake, Colliers International is in excellent position to continue generating value for shareholders in the years to come,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry leading global real estate services company with more than 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended			Twelve months ended
(in thousands of US$)	December 31		Growth	December 31		Growth
(LC = local currency)	2016	2015	in LC %	2016	2015	in LC %

Outsourcing & Advisory	$198,007	$191,098	6%	$717,857	$634,596	16%
Lease Brokerage	191,690	186,044	5%	604,339	564,280	9%
Sales Brokerage	186,331	178,972	5%	574,528	523,110	12%

Total revenues	$576,028	$556,114	5%	$1,896,724	$1,721,986	13%

Consolidated revenues for the fourth quarter grew 5% on a local currency basis, with all service lines contributing similarly to growth. Consolidated internal revenues measured in local currencies declined 2% (note 3), impacted by slight quarterly reductions in (i) Sales and Lease Brokerage in the Americas as well as (ii) Outsourcing & Advisory and Sales Brokerage in EMEA.

For the year ended December 31, 2016, consolidated revenues grew 13% on a local currency basis, led by 16% growth in Outsourcing & Advisory from significant new contract wins in project management and workplace solutions, as well as recently completed acquisitions. Internal revenue growth in local currencies was 4%, with the balance from acquisitions completed during the past year.

Segmented Fourth Quarter Results
The Americas region’s revenues totalled $291.3 million for the fourth quarter compared to $276.4 million in the prior year quarter, which represented a 5% increase on a local currency basis. Internal revenue was down 3% compared to a very strong fourth quarter in 2015, more than offset by 8% growth from acquisitions. Internal growth for the quarter was impacted by a slight decrease in Sales and Lease Brokerage. Adjusted EBITDA was $34.1 million, versus $35.2 million the prior year quarter, and was impacted by revenue mix, due to the decline in higher margin Sales and Lease Brokerage. GAAP operating earnings were $29.4 million, relative to $29.8 million in the prior year quarter.

EMEA region revenues totalled $152.2 million for the fourth quarter compared to $151.7 million in the prior year quarter, which equated to a 7% increase on a local currency basis. Internal revenue was down 4%, more than offset by 11% growth from acquisitions. Internal growth was impacted by reductions in Outsourcing & Advisory activity in the region and Sales Brokerage in the UK, compared to record results in the fourth quarter of 2015. Adjusted EBITDA was $34.9 million, up 37% from $25.5 million reported in the prior year quarter as a result of a change in revenue mix toward Sales and Lease Brokerage in continental European markets, as well as the favourable impact of recent acquisitions. GAAP operating earnings were $28.8 million, up from $20.5 million in the fourth quarter of 2015.

Asia Pacific region revenues totalled $132.2 million for the fourth quarter compared to $127.9 million in the prior year quarter, which represented a 2% increase on a local currency basis, entirely from internal growth. Adjusted EBITDA was $24.5 million versus $21.1 million due to operational improvements relative to the prior year period. GAAP operating earnings were $22.9 million, up from $19.1 million in the prior year quarter.

Global corporate costs were $3.1 million in the fourth quarter, relative to $2.8 million in the prior year period. The GAAP operating loss was $5.0 million, relative to $4.5 million in the fourth quarter of 2015.

Segmented Full Year Results
The Americas region’s revenues totalled $1.02 billion for the full year compared to $889.7 million in the prior year, which equated to a 16% increase on a local currency basis. Revenue growth was comprised of 3% internal growth and 13% from acquisitions. Internal growth for the year was driven by strong Outsourcing & Advisory activity. Adjusted EBITDA was $106.7 million, up 20% from the prior year as a result of operating leverage and the favourable impact of acquisitions. GAAP operating earnings were $85.3 million, up 23% versus $69.2 million in 2015.

EMEA region revenues totalled $474.9 million for the year compared to $446.1 million in the prior year, which equated to a 11% increase on a local currency basis. Revenue growth was comprised of 3% internal growth and 8% from acquisitions. Internal growth was driven by solid growth in Outsourcing & Advisory and Lease Brokerage. Adjusted EBITDA was $55.9 million, versus $56.6 million in the prior year, and was impacted by a decline in higher-margin Sales Brokerage activity in the UK in the second half of the year in the wake of the June 2016 “Brexit” referendum. GAAP operating earnings were $34.3 million, relative to $38.8 million in 2015 with the decline attributable to incremental depreciation and amortization expense related to recent business acquisitions.

Asia Pacific region revenues totalled $399.4 million for the year compared to $385.1 million in the prior year, which equated to a 5% increase on a local currency basis, entirely from internal growth, with solid contributions from all three service lines. Adjusted EBITDA was $51.4 million, up from $47.8 million in the prior year, an increase of 8%. GAAP operating earnings were $45.6 million, up 11% from $41.1 million in the prior year.

Global corporate costs were $11.0 million in the year, down from $11.8 million in the prior year, and were impacted by lower executive compensation accruals relative to the prior year. The GAAP operating loss for the year was $19.0 million versus $68.7 million in 2015, with the 2015 result impacted by $49.5 million of Spin-off related costs.

Conference Call
Colliers will be holding a conference call on Wednesday, February 15, 2017 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) Spin-off related costs; (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2016	2015	2016	2015

Net earnings from continuing operations	$50,320	$42,819	$91,571	$39,915
Income tax	23,691	20,476	47,829	32,552
Other income, net	(233)	(835)	(2,417)	(1,122)
Interest expense, net	2,277	2,515	9,190	9,039
Operating earnings	76,055	64,975	146,173	80,384
Depreciation and amortization	11,886	10,557	44,924	38,624
Acquisition-related items	1,162	2,903	3,559	6,599
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	(82)	-	14,065
Corporate costs allocated to Spin-off	-	-	-	2,010
Restructuring costs	547	-	5,127	-
Stock-based compensation expense	790	790	3,279	4,252
Adjusted EBITDA	$90,440	$79,143	$203,062	$181,334

2. Reconciliation of net earnings from continuing operations and diluted net earnings per common share from continuing operations to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) Spin-off related costs; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2016	2015	2016	2015

Net earnings from continuing operations	$50,320	$42,819	$91,571	$39,915
Non-controlling interest share of earnings	(8,826)	(8,123)	(20,085)	(21,509)
Amortization of intangible assets	5,674	5,071	21,293	17,013
Acquisition-related items	1,162	2,903	3,559	6,599
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	(82)	-	14,065
Corporate costs allocated to Spin-off	-	-	-	2,048
Stock-based compensation expense	790	790	3,279	4,252
Restructuring costs	547	-	5,127	-
Income tax on adjustments	(1,846)	(1,497)	(8,202)	(10,563)
Non-controlling interest on adjustments	(514)	(951)	(1,846)	(1,115)
Adjusted net earnings	$47,307	$40,930	$94,696	$86,105

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2016	2015	2016	2015

Diluted net earnings per common share
from continuing operations	$1.14	$0.92	$1.75	$0.59
Non-controlling interest redemption increment	(0.07)	(0.03)	0.09	(0.10)
Amortization of intangible assets, net of tax	0.09	0.07	0.35	0.29
Acquisition-related items	0.03	0.08	0.08	0.17
Spin-off stock-based compensation costs	-	-	-	0.94
Spin-off transaction costs, net of tax	-	-	-	0.26
Corporate costs allocated to Spin-off, net of tax	-	-	-	0.04
Restructuring costs	0.01	-	0.09	-
Stock-based compensation expense, net of tax	0.02	0.02	0.08	0.10
Adjusted EPS	$1.22	$1.06	$2.44	$2.29

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2016	2015	2016	2015

Revenues	$576,028	$556,114	$1,896,724	$1,721,986

Cost of revenues	346,865	330,914	1,179,773	1,044,434
Selling, general and administrative expenses	140,060	146,847	522,295	502,480
Depreciation	6,212	5,486	23,631	21,611
Amortization of intangible assets	5,674	5,071	21,293	17,013
Acquisition-related items (1)	1,162	2,903	3,559	6,599
Spin-off stock-based compensation costs (2)	-	-	-	35,400
Spin-off transaction costs (3)	-	(82)	-	14,065
Operating earnings	76,055	64,975	146,173	80,384
Interest expense, net	2,277	2,515	9,190	9,039
Other income	(233)	(835)	(2,417)	(1,122)
Earnings before income tax	74,011	63,295	139,400	72,467
Income tax	23,691	20,476	47,829	32,552
Net earnings from continuing operations	50,320	42,819	91,571	39,915
Discontinued operations, net of income tax (4)	-	-	-	1,104
Net earnings	50,320	42,819	91,571	41,019
Non-controlling interest share of earnings	8,826	8,123	20,085	21,509
Non-controlling interest redemption increment	(2,758)	(1,002)	3,521	(3,837)
Net earnings attributable to Company	$44,252	$35,698	$67,965	$23,347

Net earnings per common share

Basic
Continuing operations	$1.15	$0.93	$1.76	$0.60
Discontinued operations	-	-	-	0.03
	$1.15	$0.93	$1.76	$0.63

Diluted
Continuing operations	$1.14	$0.92	$1.75	$0.59
Discontinued operations	-	-	-	0.03
	$1.14	$0.92	$1.75	$0.62

Adjusted EPS (5)	$1.22	$1.06	$2.44	$2.29

Weighted average common shares (thousands)
Basic	38,631	38,298	38,596	37,196
Diluted	38,899	38,674	38,868	37,586

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2) Stock-based compensation costs related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for publicly traded shares of Colliers International Group Inc., in connection with the spin-off completed on June 1, 2015.
(3) Transaction costs related to the spin-off of FirstService completed on June 1, 2015.
(4) Discontinued operations comprise FirstService, which was spun off on June 1, 2015.
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2016	December 31, 2015

Assets
Cash and cash equivalents	$113,148	$116,150
Accounts receivable	311,020	298,466
Prepaids and other assets	100,468	81,363
Current assets	524,636	495,979
Other non-current assets	48,860	23,209
Fixed assets	65,274	62,553
Deferred income tax	68,446	84,038
Goodwill and intangible assets	487,563	426,642
Total assets	$1,194,779	$1,092,421

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$483,376	$455,243
Other current liabilities	25,266	20,698
Long-term debt - current	1,961	3,200
Current liabilities	510,603	479,141
Long-term debt - non-current	260,537	257,747
Other liabilities	57,609	48,034
Deferred income tax	18,714	18,414
Redeemable non-controlling interests	134,803	139,592
Shareholders' equity	212,513	149,493
Total liabilities and equity	$1,194,779	$1,092,421

Supplemental balance sheet information
Total debt	$262,498	$260,947
Total debt, net of cash	149,350	144,797
Net debt / pro forma adjusted EBITDA ratio	0.7	0.8

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2016	2015	2016	2015

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$50,321	$42,818	$91,571	$39,915
Items not affecting cash:
Depreciation and amortization	11,886	10,557	44,924	38,624
Spin-off stock-based compensation	-	-	-	35,400
Deferred income tax	4,247	8,227	9,998	2,752
Other	1,639	209	14,880	6,507
	68,093	61,811	161,373	123,198

Changes in non-cash working capital
Accounts receivable	(41,873)	(23,588)	(16,737)	(5,574)
Prepaids and other current assets	(8,959)	(2,689)	(13,469)	(18,618)
Payables and accruals	88,490	66,685	23,155	38,293
Other	2,569	(3,727)	2,531	(9,204)
Contingent acquisition consideration	-	(89)	(591)	(1,421)
Net cash provided by operating activities
before discontinued operations	108,320	98,403	156,262	126,674
Discontinued operations	-	-	-	30,564
Net cash provided by operating activities	108,320	98,403	156,262	157,238

Investing activities
Acquisition of businesses, net of cash acquired	(9,741)	(15,208)	(82,073)	(44,108)
Purchases of fixed assets	(8,804)	(6,722)	(25,046)	(22,515)
Other investing activities	(8,287)	(753)	(26,570)	(7,919)
Net cash used in investing activities
before discontinued operations	(26,832)	(22,683)	(133,689)	(74,542)
Discontinued operations	-	-	-	(10,871)
Net cash used in investing activities	(26,832)	(22,683)	(133,689)	(85,413)

Financing activities
(Decrease) increase in long-term debt, net	(66,805)	(55,556)	16,953	(62,321)
Purchases of non-controlling interests, net of sales	(355)	(1,698)	(13,274)	(6,905)
Dividends paid to common shareholders	-	-	(3,471)	(7,178)
Distributions paid to non-controlling interests	(3,106)	(6,287)	(16,495)	(19,065)
Other financing activities	639	10,319	1,432	6,838
Net cash used in financing activities	(69,627)	(53,222)	(14,855)	(88,631)

Effect of exchange rate changes on cash	(7,623)	(4,515)	(10,720)	(23,837)

Decrease in cash and cash equivalents	4,238	17,983	(3,002)	(40,643)

Cash and cash equivalents, beginning of period	108,910	98,167	116,150	156,793

Cash and cash equivalents, end of period	$113,148	$116,150	$113,148	$116,150

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended December 31
2016
Revenues	$291,342	$152,175	$132,182	$329	$576,028
Adjusted EBITDA	34,132	34,917	24,514	(3,123)	90,440
Operating earnings	29,408	28,780	22,917	(5,050)	76,055

2015
Revenues	$276,374	$151,653	$127,854	$233	$556,114
Adjusted EBITDA	35,238	25,521	21,148	(2,764)	79,143
Operating earnings	29,788	20,535	19,109	(4,457)	64,975

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Twelve months ended December 31
2016
Revenues	$1,021,317	$474,868	$399,368	$1,171	$1,896,724
Adjusted EBITDA	106,659	55,924	51,448	(10,969)	203,062
Operating earnings	85,255	34,275	45,614	(18,971)	146,173

2015
Revenues	$889,738	$446,146	$385,123	$979	$1,721,986
Adjusted EBITDA	88,740	56,559	47,809	(11,774)	181,334
Operating earnings	69,247	38,777	41,092	(68,732)	80,384

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Financial Officer

(416) 960-9500